Exhibit 99.1

NEWS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

RICHMONT MINES ANNOUNCES START OF A 3,500 METRE DRILLING CAMPAIGN ON ITS CRIPPLE CREEK PROPERTY

  3,500 metre surface drilling campaign to start week of June 14, 2010
  5 metre true width confirmed for intercept of 73.54 g/t Au in hole CC-10-45

MONTREAL, Quebec, Canada, June 10, 2010 - Richmont Mines Inc. (TSX - NYSE Amex: RIC), (“Richmont” or the “Company”) is pleased to announce complete assay results from its 2010 first phase surface drilling program at its 100%-owned Cripple Creek property, located west of the Timmins Gold Camp in Ontario. As a result of the promising results, Richmont plans to begin a second phase of surface drilling in the week of June 14, 2010. The program will include a total of approximately 3,500 metres (m) of drilling and will target the depth and lateral extension of Zone 16. A total of 6 holes are planned, all below a depth of 350 m, including a deepening of the previously drilled Hole CC-10-47, in order to confirm the extent of the alteration envelope. The Mahoney Zone will not be drilled in this phase, as surface conditions are more amenable to winter drilling. Results are expected in the fourth quarter of 2010.

The Company’s first phase of drilling in 2010 included 4,532 m over a total of 11 holes. Drilling targeted the lateral extension of Zone 16 to the west, and the depth extension of the Mahoney Zone, as well as two new exploration targets (“Sediments Zone” and “Pond Zone”) within the property. The drilling campaign identified two East-West trending, sub-vertical mineralized areas in Zone 16, namely the 16 North Zone and the 16 South Zone, and confirmed a true width of 5 m for the recently published intersection of 73.54 g/t Au. The new results obtained include:

  16 North Zone:
    Hole CC-10-51 - 13.94 g/t Au over 2.7 m (1.1 m true width)
    Hole CC-10-50- 4.91 g/t Au over 4.5 m (3.4 m true width)
  16 South Zone:
    Hole CC-10-50 - 15.02 g/t Au over 1.0 m (0.8 m true width)

A cross section of the completed and planned surface drilling can be viewed via the following link:

Cripple Creek Property Zone 16 – Vertical Cross Section Looking West
http://media3.marketwire.com/docs/Zone16_eng.pdf

President and CEO Martin Rivard commented: “Results from our first phase drilling program in 2010 confirmed what we had hoped - that favourable gold mineralization obtained at depth on neighbouring properties exists on Cripple Creek. The primary objective of these next 3,500 metres of drilling is to better define the lateral and depth extension of the alteration envelope identified in our first campaign in 2010.” He continued: “The Cripple Creek property is a very promising asset for Richmont, and we look forward to further defining its future potential.”

To date, the western extension of Zone 16 has revealed a very promising potential. The depth extension of the Mahoney Zone has yet to be thoroughly explored, however, as one of the two deep holes planned for this zone was discontinued due to ground conditions. In spite of this, these two holes identified a new mineralized and altered zone north of the Mahoney Zone, namely the Mahoney North Zone. The two other exploration targets, namely the Pond Zone and the Sediments Zone, have revealed interesting alteration and veins, but no significant gold values. Detailed in the table below are the complete results from the first phase of drilling in 2010, including previously released assay results discussed in the April 12, 2010 press release entitled “Richmont Mines hits 73.54 g/t Au over 7 metres at its Cripple Creek property”, available on the Company’s website.

RICHMONT MINES ANNOUNCES START OF A 3,500 METRE DRILLING CAMPAIGN ON ITS CRIPPLE CREEK PROPERTY
June 10, 2010

Complete Assays Results for Cripple Creek Property (1) (2)

	Hole No.	From (metres)	To (metres)	Core Length (metres)	True Width (metres)(3)	Grade (g/t Au)	Sub Zone(4)	Vertical Depth of Intersection (metres)
ZONE 16	CC-10-45	327	329	2		2.63
		330	331.55	1.55		1.30
		333	340	7	5	73.54(5)	16N	250 m
		370	371	1		8.50
		406	407	1		1.65
		426	427	1		1.03
		431	433	2	1.4	2.23	16S	320 m
		478	479	1		2.13
	CC-10-46	172.8	173.3	0.5	0.3	22.76	16S	130 m
	CC-10-50	250.5	251.5	1		3.22
		260.9	265.4	4.5	3.4	4.91	16N	200 m*
		283	284	1		2.91
		311	312	1		1.23
		319.4	321	1.6		3.07
		337.8	338.8	1		1.2
		343	344	1	0.8	15.02	16S	265 m*
		359.2	360.2	1		1.61
	CC-10-51	445.2	447.9	2.7	1.1	13.94	16N	380 m*
		454	455	1		1.2
		461	463	2		1.97
		466	468	2		2.42
	CC-10-52	405	405.5	0.5	0.3	2.13	16N	325 m
		468	469	1	0.5	2.47	16S	375 m
MAHONEY ZONE	CC-10-48	51.5	51.85	0.35		3.05
		272	274	2		1.48
		346.9	347.7	0.8		12.31	MN	300 m
		368	369	1		2.13
		373	374.15	1.15		1.65
		396	398	2		1.29
		441	443.6	2.6		1.42
		580	582	2	1.8	2.33	M	510 m
	CC-10-49	394.4	395.4	1		3.7	MN	375 m

(1)	Please read section Regulation 43-101 at the end of this release for full analysis details.
(2)	Hole No. CC-10-47 to be extended – hole Nos. CC-10-53, 54, 55: no significant values.
(3)	True width available only for interpreted zones.
(4)	16N: Zone 16 North, 16S: Zone 16 South, MN: Mahoney North Zone, M: Mahoney Zone.
(5)	20.71 g/t Au using a 30 g/t Au cut-off.
*	Newly published intersection

Additional details about the Cripple Creek Property
Cripple Creek is a key exploration asset in Richmont’s portfolio. The 100%-owned property is located west of the Timmins Gold Camp in Ontario, where more than 70 million ounces of gold have been produced by various mining companies over the years. Situated just 5 kilometres to the southwest of the Timmins West Deposit, the 6.94 km2 (694 hectares) property is also adjacent to the Rusk Gold Zone, the 144 Syenite Discovery Zone and the Golden River Trend. Geologically, the Cripple Creek property is similar to its neighbours, with mafic and ultramafic volcanics covering the main part of the property and sediments in the south. The property is bordered by the Destor-Porcupine fault to the south and the Bristol fault to the north. The North-East/South-West (“NE - SW”) structure, which extends through the middle of the property, encompasses the Timmins West Deposit, the Rusk/Porphyry Gold Zones, and the 144 syenite Discovery Zone.

About Richmont Mines Inc.
Richmont Mines has produced over 1,000,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. With extensive experience in gold exploration, development and mining, the Company is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

RICHMONT MINES ANNOUNCES START OF A 3,500 METRE DRILLING CAMPAIGN ON ITS CRIPPLE CREEK PROPERTY
June 10, 2010

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Regulation 43-101
The exploration program was conducted by qualified persons as defined by Regulation 43-101. Specifically, the program was overseen by Mr. Grégoire Bastien, Geo., B.Sc., a qualified person as defined by Regulation 43-101, and an employee of Richmont Mines Inc., and was supervised by Mr. Daniel Adam, Geo., Ph.D., Exploration Manager, a qualified person as defined by Regulation 43-101, an employee of Richmont Mines Inc.

The analyses were conducted at the Lab-Expert laboratory in Rouyn-Noranda (Quebec) by means of fire assay fusion with atomic absorption (AA) and gravimetric finish. The rejects of all samples of the CC-10-45 intercept were sent to Techni-Lab in Ste-Germaine-Boule (Quebec) and analysis was completed by means of fire assay fusion with atomic absorption (AA) and gravimetric finish. The verification process undertaken with Techni-Lab confirmed the initial results.

For more information, please contact:

Investor Relations:	Media Contact:
Jennifer Aitken	Frédéric Tremblay
RICHMONT MINES INC.	EDELMAN Public Relations
Phone: 514 397-1410	Phone: 514 844-6665 ext. 231
E-mail: jaitken@richmont-mines.com	E-mail: frederic.tremblay@edelman.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web Site: www.richmont-mines.com